August 11, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC   20549

Re:                             Brookfield High Income Fund Inc. (the “Fund”) (333-195128)

Ladies and Gentlemen:

On behalf of the Fund, transmitted herewith is a copy of the Fund’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (“Post-Effective Amendment”) for filing under the Securities Act of 1933, as amended (the “Registration Statement”).  This Registration Statement is being filed solely in order to register additional shares of common stock of the Fund in connection with the reorganization of each of Helios Advantage Income Fund, Inc., Helios High Income Fund, Inc., Helios Multi-Sector High Income Fund, Inc. and Helios Strategic Income Fund, Inc. into Brookfield High Income Fund Inc.  We have also filed an acceleration request asking that this Post-Effective Amendment be declared effective at 9:00 a.m. EST on Monday, August 11, 2014.

Please call the undersigned at (212) 318-6275 with any questions or comments you may have regarding the filing.  Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP